EXHIBIT 21.1

LIST OF SUBSIDIARIES OF ARADIGM CORPORATION

Name of Entity	Jurisdiction of Organization
Aradigm Royalty Financing LLC	Delaware, United States
Aradigm Limited	United Kingdom
Aradigm Australia Pty Ltd	Australia